Filed by ITHAX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mondee Holdings II, Inc.

Commission File No. 001-39943

On Friday, May 6, 2022, SPACInsider posted an interview with Orestes Fintiklis, Chief Executive Officer of ITHAX Acquisition Corp. (“ITHAX”), and Prasad Gundumogula, founder and Chief Executive Officer of Mondee Holdings II, Inc. (“Mondee”). The transcript of the interview is set forth below, and the interview itself can be found at the following link: https://spacinsider.com/2022/05/06/podcast-mondee-ithax/.

SPACINSIDER INTERVIEW – NICHOLAS CLAYTON AND MARLENA HADDAD

Nicholas Clayton, SPACInsider:

Hello, and welcome to another SPACInsider podcast. I'm Nick Clayton, and this week my colleague, Marlena Haddad, and I will be speaking with Prasad Gundumogula, CEO of Mondee. Mondee entered into $842 million combination agreement with ITHAX Acquisition Corp. in December. It sells excess inventory in the travel and hospitality industries to closed groups within its network, while also managing a meaningful swath of travel-related marketing space. Mondee has also used the lull of the pandemic to blaze a path into higher-margin verticals like fintech and insuretech through M&A. ITHAX CEO, Orestes Fintiklis, also joins to talk about the various value propositions at play for retail investors at this stage of the travel industry's recovery and how Mondee plans to be a buyer, not a seller with the deals' proceeds. Take a listen.

Nicholas Clayton, SPACInsider:

And so I think when a lot of people think about travel, they assume that most travel is booked on consumer-facing platforms like Kayak or Expedia. But in fact, more than half of this commerce has actually done B2B or through various associations or agencies. So, Prasad, you've been in this travel business for a long time, so I know it's been obvious to you for quite some time. But just how have the dynamics of that more B2B side of the business changed over time?

Prasad Gundumogula, CEO of Mondee:

Yeah. As you know, there's a $1 trillion market on the B2B side of it, running on a very legacy platforms, and they do not have any latest and greatest stuff that's happening on the online side of it. They're running on very old, archaic systems.

Prasad Gundumogula, CEO of Mondee:

On the other side, the B2C and the self-service travel, there's a disruption happening during this internet of things. They have been working on the background of this GDS and all, but they have created some user systems or customer-facing platforms that help customers to be able to make the right decisions in the platform. Wherein that on the other side, the B2B platform, it's been working in a very old style.

Orestes Fintiklis, CEO of ITHAX:

And to add to that, when you say B2B, it doesn't necessarily mean corporate travel, right? You are referring to a channel of selling. So for the most part, for example, Mondee sales are mostly leisure travel, even though they're booked, like you said, through close groups, as opposed to targeting the consumer directly, which is what the online travel agents do. So this is the main difference here, basically, as opposed to targeting the entire world through a broadcasting strategy, which is what the online travel agents do. And they spend a lot of money on Google and travel [inaudible 00:02:47] to achieve this objective. What Mondee does, it targets certain specific close groups, through which it distributes its content, and like you rightly said, this is a bigger segment of the market than the B2C. And also, unlike what most people think, this segment of the market is growing faster than the B2C for certain reasons that we can discuss when we're going to market trends, et cetera, et cetera.

Nicholas Clayton, SPACInsider:

Totally. I mean, there's a lot of complexity to it, obviously, and we're going to get into a lot of that in terms of how all of these different transactions work and how a lot of the deal flow goes. But one of the things I found fascinating is also the way that Mondee is including gig work in the platform. And so, Prasad, could you give me that too? I mean, just how are you incorporating the gig economy into this constellation as well?

Prasad Gundumogula, CEO of Mondee:

So let me give you a little bit background and history and how we transition to gig work here. So we, and the closed user group and a B2B travel side of it, we disrupted a small segment of market, and we became the largest air wholesaler in North America, in fact, in the world. We created this next-generation technology platform with the super apps and omnichannel marketplace and booking platforms, and connected with a big global content hub with 500-plus airlines there it connects and with the 1 million-plus hotels and ancillaries. And we created a mega platform and became the defect operating system for gig economy travel. So as part of this journey, we learned a lot of things changing. The trends with the travelers and the channels that support the travelers have been changing.

Prasad Gundumogula, CEO of Mondee:

The trends such as, for the travelers, it's more the decision making is being made by these Millennials and Generation Z workers, the RV travelers. We call them as gig travelers and they look for personal ideation. They look for trip experiences. They look for making transactions in their ecosystem. And none of these features and none of these needs are being taken care by any of our existing companies or the mega companies existing in the market.

Prasad Gundumogula, CEO of Mondee:

So we see that as an opportunity. We take our base platform, and we build technology platform, pre-COVID, and then we spend so much time during the COVID taking this as an opportunity. We double down efforts, our efforts, into creating this platform for the gig workers that satisfy the needs of these gig travelers. And the channels that support the gig travelers could be the changes that are happening on channels.

Prasad Gundumogula, CEO of Mondee:

The travel agencies becomes more of gig agents or the travel affiliates or the part-time workers and home-based agents in this new trend that's happening. And also, with the corporate travel becoming more home-based, work-from-home scenarios, and travel with the self-servicing and all of that stuff. So we have taken those trends, created the platform for growth on traveler side of it, taking care of their needs, as well as the support side of it, which is with the local experts and gig travelers and influencers on the other side of it. [inaudible 00:05:49] and the platform to connect both of them.

Orestes Fintiklis, CEO of ITHAX:

So, Nick, to give you an analogy, basically, what Mondee did initially, it basically disrupted the travel agents' segment of the market, right? So using the analogy of transport, right, in the beginning, there were taxi drivers, right? And then Uber came, which is the [inaudible 00:06:09] of the gig economy and transformed a huge part of the population into effectively drivers.

Orestes Fintiklis, CEO of ITHAX:

So this is exactly what Mondee's doing. It captured the travel agent statement of the market, which is the equivalent of the taxi driver. And now as this market is being transformed, Mondee is becoming the pioneer and the leader in converting huge cohorts of the population into effectively gig travel agents, right? It could be a teacher working from home, that part of the time she's a teacher and then part of the time she does travel. It could be a real estate agent. It could be an Uber driver, in the same way that it works in the gig economy with deliveries, with Uber, et cetera. Right? So that's kind of the analogy here, but in the context of travel, as opposed to transport.

Marlena Haddad, SPACInsider:

One of the other things that struck me in your materials is the way that Mondee bridges some of the legacy structures of the marketplace with some of the newer things like GDS and NDC. Could you talk a bit about how that all comes together?

Prasad Gundumogula, CEO of Mondee:

From the Mondee's, the systems that we created in the site segment of the travel agency market, it has given us the scale and the size of reaching out to various segment of the travel and markets. So we have created $3 billion of transaction volume in 2019, a 40% [inaudible 00:07:24] between 2015 to 2019 and a 62% growth, including our acquisitions. All of these things that we have achieved helped us to create the platforms that works for this gig world. One, from the learning, the trends, and two, to apply our experience and our knowledge of creating this platforms for a segment of market. And three is to take that, implement it with the customer base that we have, and with the new types of customer personas and see the value of it. So we brought this new technology platform that's more based on the conversational commerce, not like just giving you a booking platform on internet, conversational commerce platforms.

Prasad Gundumogula, CEO of Mondee:

We brought the fintech platforms that helps the travelers to make the transaction seamlessly within their ecosystem. We created this super app platform where the traveler doesn't need to go to multiple places to make their bookings. For example, if someone wants to make a travel to a place, they have to look for one place for air, another place for hotel, another place for hotel reviews. In that area, what are the 10 things you need to do? And they have to go and browse it on the net. They're curating that content.

Prasad Gundumogula, CEO of Mondee:

Wherein in this platform that we connected that user to the local experts and who knows that knowledge. Hey, at this time in order you to be getting this super experience or servicing the customer with the right needs. So we connected both products and services using our platform. Makes that as the operating system between the travelers and the gig workers.

Orestes Fintiklis, CEO of ITHAX:

So, Marla, to add to that, basically, we solved at the same time, the problem of our customers, who are the travel agents-

PART 1 OF 4 ENDS [00:09:04]

Orestes Fintiklis, CEO of ITHAX:

... the problem of our customers or the travel agents, the travel affiliates and the suppliers, and ultimately the consumer. And you mentioned effectively the GPSs, the blue screens, there was a lot of tech that was in the place. We did incorporate those systems. Those systems were perfectly in harmony with Mondee, but effectively what the company did, it came and created a more friendly, graphics-based interface, as opposed to the command-based systems that were there before. Another analogy there is the transition from MS-Dos to Windows. That's the technology transition that Mondee resourced. And at the same time, it came and added to that the discounted or privately negotiated content, which wasn't readily available on the prior technologies solving the second issue that our customers, the travel affiliates had. And at the same time, we are solving the issue of the original suppliers, which are the airlines and the hotels that always have access capacity.

Orestes Fintiklis, CEO of ITHAX:

So even in 2019, 30% of international flights, 30% of the seats on an average international flight were vacant. The supplier is looking for a way to sell this inventory at a discount or at a different rate without cannibalizing its existing sales channels, which are the direct sales channels of the airlines, the online travel agents, et cetera. This is precisely what Mondee does. And the advantage going back to the beginning, the way we differ is that we sell to closed groups. We don't sell to the whole world. We sell to very specific target groups, and that's why the airlines and the hotels, they feel comfortable handing us this discounted inventory because we are not broadcasting it to the rest of the world, just like the online travel agents do. So effectively at the same time, by introducing this tech and this ecosystem, we are solving the problems of both the suppliers, the original suppliers, the airlines and the hotels, and our customers who are distributors of travel, travel agents, affiliates, et cetera.

Marlena Haddad, SPACInsider:

Got it. And you briefly mentioned acquisitions. It seems like M&A has also formed a large part of how Mondee has grown thus far in distribution, technology, and content. Which of those channels do you see the most potential for further acquisitions?

Prasad Gundumogula, CEO of Mondee:

Historically we have dual growth engines. One is the organic through our technology platforms and expanding into various segments of the travel. The other one is theM&A platform. We created a very successful M&A platform, acquired 14 companies, and integrated them successfully. We looked into the areas where the content expansion or a geographical expansion or a product expansion. We looked into the various areas of our strategic vision and we made those acquisitions and we monitor the results. Continuing with the same path, we see that there's a huge value in the future in creating, in building this platform with the right companies, and putting our platform and be able to make our vision complete. We are looking into the areas of the cruise side of it, bringing these cruise products, expanding into more geographies beyond North America and Europe. And also there are some high-growth areas of their geographically. We are expanding in that area.

Prasad Gundumogula, CEO of Mondee:

And we are expanding into this content, bringing this user-generated content beyond just the supplier content, bring the user-generated content into our platform to offer to our customers from a crowdsourced service and expert hub.

Orestes Fintiklis, CEO of ITHAX:

And to add to that, effectively, one unique feature of Mondee is that it has historical profitability, which is not very usual in the SPAC world. It had a 40 million or so EBITDA prior to the pandemic. Now, has it returned already to profitability now that the market is recovering. The company is cash-flow positive, so it doesn't need the SPAC process for its organic or operating growth.

Nicholas Clayton, SPACInsider:

And just in general, I want to talk about timing a bit, but Orestes, you've spent a lot of time behind the curtain and in the hospitality industry as well. As you mentioned, the industry, in general, is recovering right now. What were some of the signs you were starting to see already that made you decide that now is the right high upside moment to start reinvesting in travel?

Orestes Fintiklis, CEO of ITHAX:

So effectively, you're right, you said the sponsors of the SPAC is the founders of ITHAX Capital and also of an investment bank called AXIA Ventures, travel is one of the areas of our focus. For ITHAX Capital, we exclusively invest in travel and hospitality, and precisely, this is the reason we raised the SPAC to start with. If you go and you review the documents of the SPAC, we said, look, we are a private equity player. That's what we are. We mostly do deep value, private equity, turnaround stories, and investments. In the middle of COVID, we could see a clear arbitrage. What do I mean by that? We were transacting in the private domain at deep discounts to the pre-pandemic reality, but then in the public markets, if you take any player in travel, even the traditional, hotel operators, crews, whatever, seven, eight months into the pandemic, many of them with their revenues down 70%, 80%, 90%, their stock was trading at historic highs.

Orestes Fintiklis, CEO of ITHAX:

So it created this disconnect between private and public valuation, which exists at this point in time. It didn't exist in energy or technology or whatever, it existed specifically in travel. And that is why we raised the SPAC because the pandemic was always going to be an event that was going to go away. It was just a matter of time. The world wasn't going to be locked up forever in this kind of a paramount lockdown. It just doesn't work. So effectively, the idea is that let's place capital in a private company at a private valuation, take it public, take advantage of this average trash, and then take advantage of the post-pandemic recovery, which like you said, has been happening since 2021. That was the concept. And this is what we executed through this very interesting and compelling transaction.

Nicholas Clayton, SPACInsider:

And I wanted to get Prasad's side of that as well, given that there's multiple strategies involved in this transaction at the same time, but at the same time, with Mondee, you had the opportunity to do continued private raises or try to get on an IPO path at some point. What were some of the things about the SPAC route and the strategy here with IXTHAX that seemed most attractive?

Prasad Gundumogula, CEO of Mondee:

One, the opportunity has a window here, especially with the COVID-19 and the M&A opportunities in the market and accelerating trends in the market from the traveler and the travel side of it. We feel that the time to market is very critical for us to get there and be able to make certain transactions and be able to continue with our plans. And the partnership, the reason why we looked into ITHAX Capital is their deep experience in the hospitality and the travel industry. As we started working with Orestes, Dmitri, and other team members, the chemistry and the common goals that we are trying to solve here makes it more sense for us to think about creating this team and going into this opportunity. Are we taking the right steps with this SPAC structure? We could have gone with the private route or an IPO route, the plans are set in there, however, the timing of it, and the value that brings by this common theme makes us a better value as an overall company. And for that reason, we went ahead with the SPAC.

Orestes Fintiklis, CEO of ITHAX:

To add to that from the perspective of looking at the market and the alternatives, being public totally made sense for Mondee because effectively, in some ways it is a rollout platform. If you grow so much with M&A, having a public list of currency, which are your stock to supercharge that is very relevant. If you look at the history and the background, most of the rollout platforms are public companies, they're not private. Now, to your question, the company could have a value when you did an IPO, but the IPO route would have taken one and a half plus years.

PART 2 OF 4 ENDS [00:18:04]

Orestes Fintiklis, CEO of ITHAX:

Give the liquidity to the company. And, and this is, this is another easy way of looking at this transaction, right? We're valuing this company 10 times EBITDA. And then of course, when the multiple normalizes, we think would trade 16, 17, 18 times EBITDA. So to your point, having evaluated all the options, this background uniquely in this particular situation made sense.

Marlena Haddad, SPACInsider:

And one thing that I've noticed is a lot of the individual businesses that make up the travel booking space turn very low margins. So how has Mondee been able to achieve 25% adjusted EBITDA margins in 2019 and 30% projected for 2023?

Prasad Gundumogula, CEO of Mondee:

That's a great question. So historically, we have been working in the SPAC with two major revenue streams. One is the customer markups, the other one is supplier commissions. Starting 2019, we deployed new technology platforms out there that adds the new revenue streams, expand our revenue streams into the FinTech revenue streams and the subscription revenue streams, [inaudible 00:19:13], okay? And various new revenue streams that we added to our platform that has substantially changed the outlook of that and be able to get these higher margins. Granted that now some of that is going to normalize as we make the progress and expanding and scaling, but this new revenue streams really worked us to bring a better margins and a better outlook for us.

Orestes Fintiklis, CEO of ITHAX:

Yeah. So basically to add to that effectively, like Prasad said, the simple model of Mondee previously would buy a ticket $800 and sell it back to back. By the way, that's an important point. We don't take any inventories, we're a marketplace. We send it back to back for $850, so we'd make a customer markup with the suppliers, the GDSs, airlines would give us commissions, [inaudible 00:20:03], et cetera. That is the traditional marketplaces that you refer to, but now when Mondee basically captured and became the main, the fact operating system in the SPAC, it created the opportunity to add all these ancillary revenue streams we offer. For example, insurance. Insurance solutions, not just to our distributors, to the end consumer, we offer them payment platforms, FinTech solutions, fraud protection tools. All these revenue streams, not only they are more caring and stickier here, but they're higher margin.

Orestes Fintiklis, CEO of ITHAX:

And these are not typical revenue streams that you see in a marketplace, right? And this is a very important point because the way we under undergo this transaction, very conservatively, we just apply the EBITDA multiples of a typical marketplace. However, InsureTech or FinTech or subscription revenue streams, usually in the markets, they command by far higher valuation markets. So this is a huge opportunity for Mondee as the revenue streams diversify and increase the percentage of these more stickier and higher margin revenue streams. The valuation of the company should basically grow because, like I said, FinTech companies are not valued at 10 times EBITDA, for example.

Marlena Haddad, SPACInsider:

And so, there are obviously a few years in between that I'd like to dive much more into, in 2020 and 2021 with the pandemic, which was hard for the entire industry. So how did Mondee fare during that time and did it force you to adjust your broader strategy at all?

Prasad Gundumogula, CEO of Mondee:

Not adjusted, we expanded our strategy. So we doubled down our efforts into creating this technology platforms, adopt to this new Gig World that we know this whole industry is transforming into, so we created the technology platform [inaudible 00:21:47] money into it. And we focused on things like diversifying these new revenue streams, like I mentioned, that increases our margins and our future outlook. We spent a lot of time in doing that and be able to achieve that in numbers in 2021. And we focused on acquiring the right targets. During this pandemic, we did seven companies that we acquired successfully and integrated into our platform that is very much required for our future. So we have done as the other companies are spending their money now and time towards surviving and tracing their marketing costs, we went into a different route, double downing our efforts in our technology platform and the new revenue streams and Mondee acquisitions that really sets the states for our future.

Orestes Fintiklis, CEO of ITHAX:

As a private equity professional, I was impressed by the discipline of the company and most of the players out there. They just kept throwing more marketing dollars on a very soft market. But the practical way to look at the pandemic was an opportunity to focus on building the components that create the growth, modernized even further this technology platform, right? Remember, most of the online travel agents, et cetera, is the same tech from the 90s, right? So for Mondee, COVID was the opportunity to focus on modernizing its technology even more. And like Prasad said, go and expand its distribution and its content through acquisitions are now very, very depressed valuations during COVID. So in a way, the company acted like a private equity fund during the pandemic, as opposed to an operating company. So that, to me, as a professional from the SPAC, is very rare to see this discipline from management teams in times of crisis.

Nicholas Clayton, SPACInsider:

That's a really interesting way of looking at it. And we've talked about a little bit, in terms of just the value prop here with looking at it, just purely from an EBITDA standpoint with Mondee, but as you're talking to analysts and things like that, what are some of the other kind of valuation metrics that really stand out to you in terms of Mondee, and how do you tell that story in a situation where the pandemic's kind of thrown a wrench in everything for the last couple of years?

Orestes Fintiklis, CEO of ITHAX:

Basically, the first thing that I would like to highlight there, like you mentioned, we value this company based on EBITDA, not based on some futuristic hope of the revenue, et cetera. So we grounded this valuation in reality, and even at the time when we closed the transaction, it was at a discount to the publicly market comps. Now an interesting point here, which is one of the reasons that has made this transaction even more compelling is that we locked this valuation back in the summer of '21. Since then, all the travel stocks have rallied. So now, somebody has the unique opportunity to invest in a travel stock at the pandemic valuation, which is kind of a big disconnect and is the ARP that we have discussed which was the original idea of doing the transaction to start with.

Orestes Fintiklis, CEO of ITHAX:

Now, the other thing which is very relevant here is that this company has consistently over-performed even the revenue and EBITDA metrics. So going beyond EBITDA and going to revenues, for example, that you mentioned is another metric here. You may have seen a few weeks ago, we announced the 2021 audit of the company as part of the closing of the transaction. And we over-performed what we had shown to the PIPE markets last year by 43% in terms of revenues. So this is another important point because not only is the EBITDA multiple compelling at the discount, which is already a good one and now became even bigger as Israeli and travel stocks has kind of taken pace. But also, in terms of the performance of the company, this company has consistently over-performed the targets, and this is what we intend to do as we write the history of this company in the public markets.

Nicholas Clayton, SPACInsider:

Great. And Prasad, I'm also just interested in your side of the conversations and the transaction as well. And just as you were embarking on all of this, what are some of the things that the ITHAX team you feel like really going to be adding to the company moving forward? And what were some of the specific bits of the expertise that they're bringing that interested you?

Prasad Gundumogula, CEO of Mondee:

Their experience in the travel industry, hospitality industry is a huge plus. Connections and business development side of it, and they have been helping in bringing a huge value working as a team. Although that we are working from both company and SPAC, but there's been a good chemistry and collaboration here. And we are looking forward to have a stronger relationship and to be able to achieve a great value for the business and by bringing best of both of our skills and to make this company successful. That's the goal.

Orestes Fintiklis, CEO of ITHAX:

Going back to how this company differs from their online marketplace out there, this is a company that sells to closed groups, right? This is where everything is starting from. Now, one way to expand closed groups is to capture them organically. Another way's through M&A. Another one is through strategic relationships, right? We have added users to the ecosystem of Mondee through relationships that we brought from other portfolio companies, other relationships in the SPAC.

Marlena Haddad, SPACInsider:

Definitely. And what do you think is the most...

PART 3 OF 4 ENDS [00:27:04]

Orestes Fintiklis, CEO of ITHAX:

So to us, it was a great fit.

Marlena Haddad, SPACInsider:

Definitely. What do you think is the most exciting new thing that's coming ahead for your corner of the industry?

Prasad Gundumogula, CEO of Mondee:

The change. The whole industry is in flex point in every area that you take it, whether you're talking about OTAs, same thing for the last 20, 30 years. If you're talking about a GDS, or if you're talking about in a traditional corporate companies, they're working on these old legacy platforms and legacy, traditional rules set. But I think the change that is coming in and the technology that disrupting that market and the new type of customer base and the trends in the both traveler side of it and the gig economy workers are going to make big difference with shift. And I think whoever can focus and deliver the results in those areas can be a very relevant players in the future, which we believe that we are one of them.

Orestes Fintiklis, CEO of ITHAX:

I mean, if you look at travel industry, right, it's been around for decades, if not millennia, in other forms, right? And then the last disruption that happened was in the '90s, and it was triggered by the internet. The big thing was the internet. This was something that kind of affected the baby boomer. They internet it in these days, in our days now, is just another commodity. It's just like the old telephone line in a way. Now, the consumers have totally been transformed, right? It's no longer the boomers that are driving the pace of travel. It is the Gen Z. It is the Millennials. For these consumers, like I said before, the internet is something that happened 40 years ago. It's nothing exciting. For these consumers, it's all about social media. It's all about smartphones and being connected online. It's all about access to curated content, not just the template, the content that you find on the typical online travel agent.

Orestes Fintiklis, CEO of ITHAX:

So to us, this is the biggest transformation in the space, which is transforming the entire distribution channels of the traveling. We discussed, for example, how the travel agents became gig economy workers and home-based. The next evolution in the transformation is influencers, right? The biggest thing in travel is influencers. You go to social media, you see millions of people that have even more millions of followers, right? And the only way that they're monetizing now these followers is by how they come to our hotels. They do some barter arrangements. They say, "I'll take a photo of me in your hotel pool, and I'll give you ... give me 500 bucks. Give me a free room night." Right? This is what is happening now.

Orestes Fintiklis, CEO of ITHAX:

Imagine now if all these influencers had a technology platform, exactly like the one that Mondee gave to the gig economy in the Uber age, and now they could use this platform, just like Uber has one platform for the driver. And one for the passenger, one for the influencer now, and one for their followers to monetize all these cohorts by selling them travel.

Nicholas Clayton, SPACInsider:

Great. There's so much that's interesting there, but we are running a low time. But before I let you gentlemen go, could you give just a quick update in terms of the timeline of closing the transaction?

Orestes Fintiklis, CEO of ITHAX:

Yes. One thing I would like to highlight, which is, again, linked to the timeline is that as you have seen, one of the most challenging elements now for SPAC is to raise a PIPE. And even the few SPACs that have raised the PIPE, they're mostly structured products, like convertible instruments or preferred, or some discount on the $10 evaluation. Mondee has uniquely, and with the ITHAX transaction, we have uniquely raised an all equity PIPE in December. $50 million. We announced it all equity at 10, which was already unique to start with.

Orestes Fintiklis, CEO of ITHAX:

And now very recently in a few days ago, you have seen the Financial Press, Financial Times, and a few other publications have picked up on this, that we have added to that PIPE at the same $10 evaluation. Right? And this is testament of how attractive this company is, the valuation, the management, the growth. I mean, this is, to me, the most exciting story in travel tech, because not only is it a high growth story growing more than 40%, but it's also a profitable story. So it's both a value and a growth story, right?

Orestes Fintiklis, CEO of ITHAX:

And it's because of this reason. And, of course, this [inaudible 00:31:20] valuations, which is the result of the rally in the travel markets, that we are able to add to the already all equity PIPE, which now it's also in the public domain that we have gone through the second round of our SEC process, receiving comments. So we are only, I would say, less than a few months or weeks away from receiving this approval and closing the transaction.

Nicholas Clayton, SPACInsider:

Well, it's going to be ... As Prasad said, there's so much change coming. It's just going to be so fun to continue to watch both this company and this market. And as you said, there's a lot of complexity in this market, but there's a lot of interesting and pretty simple and straightforward stories about Mondee. One of which is being that investors have the opportunity to buy a pandemic travel company for the post-pandemic, but at a pandemic price. It's going to be really interesting just to see how this all rolls out. And thanks so much both you gentlemen for being on.

Orestes Fintiklis, CEO of ITHAX:

Thank you very much.

Prasad Gundumogula, CEO of Mondee:

Thank you so much.

PART 4 OF 4 ENDS [00:32:21]

Legend Information

Forward Looking Statements

Certain statements in this Document may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination between ITHAX Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 366718 (“ITHAX”) and Mondee Holdings II, Inc., a Delaware corporation (“Mondee”), ITHAX’s and Mondee’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and the public company’s future financial performance following the transaction, as well as ITHAX’s and Mondee’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipates,” “approximately,” “believes,” “continues,” “could,” “estimates,” “expects,” “forecast,” “future, ” “intends,” “may,” “outlook,” “plans,” “potential,” “predicts,” “propose,” “should,” “seeks,” “will,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by both ITHAX and its management, and Mondee and its management, as the case may be, are inherently uncertain. Except as otherwise required by applicable law, ITHAX disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. ITHAX cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ITHAX. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; (2) the outcome of any legal proceedings that may be instituted against ITHAX, Mondee, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of ITHAX, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of ITHAX or Mondee as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the business combination; (10) the possibility that ITHAX, Mondee or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the combined company’s business and/or the ability of the parties to complete the proposed business combination; (12) Mondee’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (13) adverse changes in general market conditions for travel services, including the effects of macroeconomic conditions, terrorist attacks, natural disasters, health concerns, civil or political unrest or other events outside the control of the parties; (14) significant fluctuations in the combined company’s operating results and rates of growth; (15) dependency on the combined company’s relationships with travel agencies, travel management companies and other travel businesses and third parties; (16) payment-related risks; (17) the combined company’s failure to quickly identify and adapt to changing industry conditions, trends or technological developments; (18) unlawful or fraudulent activities in the combined company’s operations; (19) any significant IT systems-related failures, interruptions or security breaches or any undetected errors or design faults in IT systems of the combined company; (20) exchange rate fluctuations; and (21) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in ITHAX’s final prospectus relating to its initial public offering dated February 1, 2021 and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 relating to the business combination that ITHAX filed with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 16, 2022, which includes a prospectus/proxy statement of ITHAX. There may be additional risks that neither ITHAX nor Mondee presently know of or that ITHAX or Mondee currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Author and any of their affiliates, directors, officers and employees expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is being made, or to reflect the occurrence of unanticipated events.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, ITHAX filed a registration statement on Form S-4 with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 26, 2022, which includes a prospectus/proxy statement of ITHAX. ITHAX also plans to submit or file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of ITHAX. INVESTORS AND SHAREHOLDERS OF ITHAX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION, WHICH WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Mondee and ITHAX once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

ITHAX, Mondee, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ITHAX in connection with the proposed transaction. Information about the directors and executive officers of ITHAX is disclosed in ITHAX’s initial public offering prospectus, which was filed with the SEC on February 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information about the Business Combination and Where to Find It

Additional information about the proposed business combination, including a copy of the business combination agreement and investor presentation, was disclosed in a Current Report on Form 8-K that ITHAX filed with the SEC on December 20, 2021 and is available at www.sec.gov. In connection with the proposed business combination, ITHAX filed a registration statement on Form S-4 with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 26, 2022, which includes a prospectus/proxy statement of ITHAX. Additionally, ITHAX will file other relevant materials with the SEC in connection with the proposed business combination of ITHAX with Mondee. The materials to be filed by ITHAX with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of ITHAX are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

Page 12 of 12